SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                            GP Strategies Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36225V104
                              --------------------
                                 (CUSIP Number)

                              Jeffrey T. Stevenson
                   c/o VS&A Communications Partners III, L.P.
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 935-4990
- --------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                    Copy to:

                             Bertram A. Abrams, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000

                                November 15, 1999
                             ----------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 2 of 4 Pages

                                 Amendment No. 3
                                       to
                            Statement on Schedule 13D
                             Pursuant to Rule 13d-1
                                    under the
                   Securities Exchange Act of 1934, as Amended

The undersigned hereby amend Item 4 of the Statement on Schedule 13D filed on their behalf for the event dated August 31, 1999, with the Securities and Exchange Commission, as amended by Amendment No. 1 for the event dated September 21, 1999 and by Amendment No. 2 for the event dated October 6, 1999. Unless otherwise indicated, capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in such previously filed Statement on
Schedule 13D.

Item 4.           Purpose of Transaction.
                  ----------------------

Item 4 is amended by adding the following information:

     Based on information furnished to VS&A by the Company's management, VS&A has informed the Company that it believes that the Company has suffered a material adverse change and that the conditions to VS&A's obligation to consummate the merger contemplated by the merger agreement therefore may not be fulfilled. VS&A is investigating the matter, but it does not intend to waive the conditions to its obligation. On November 15, 1999 the Company informed VS&A that the Company had reactivated the special negotiating committee with which VS&A had negotiated the merger.





                                Page 3 of 4 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned each certify that the information set forth in this statement is true, complete and correct.

                           Signature                               Date
                           ---------                               ----
VS&A COMMUNICATIONS PARTNERS, III L.P.
By:  VS&A Equities III, L.L.C, its general partner

By:                      *
         -----------------------------------
         Jeffrey T. Stevenson, President and                  November 17, 1999
         Senior Managing Member

VS&A EQUITIES III, L.L.C.

By:                       *
         -----------------------------------
         Jeffrey T. Stevenson, President and                  November 17, 1999
         Senior Managing Member

                  *                                           November 17, 1999
- -------------------------------------
          John J. Veronis

                  *                                           November 17, 1999
- -------------------------------------
          John S. Suhler

      /s/ S. Gerard Benford
- -------------------------------------                         November 17, 1999
          S. Gerard Benford

                  *
- -------------------------------------                         November 17, 1999
         Jeffrey T. Stevenson

                  *
- -------------------------------------                         November 17, 1999
          Martin I. Visconti

*By:       /s/ S. Gerard Benford
    -------------------------------------------               November 17, 1999
           S. Gerard Benford, Attorney-in-Fact


                                Page 4 of 4 Pages


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